UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

NMT Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629294109

(CUSIP Number)

Kevin J. Curley, J. H. Whitney & Co., 177 Broad Street, Stamford, CT 06901, (203) 973-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629294109

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Whitney Equity Partners, L.P. (IRS Identification No. 06-1445444), the sole general partner of which is J. H. Whitney Equity Partners, L.L.C. (the members of J. H. Whitney Equity Partners, L.L.C. are Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.

Citizenship or Place of Organization
Whitney Equity Partners, L.P., is a Delaware limited partnership.  The sole general partner, J. H. Whitney Equity Partners, L.L.C., is a Delaware limited liability company.  All of the members of J. H. Whitney Equity Partners, L.L.C. are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Whitney Subordinated Debt Fund, L.P. (IRS Identification No. 13-3526570), the sole general partner of which is Whitney General Partner, L.L.C. (the members of Whitney General Partner, L.L.C. are Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.

Citizenship or Place of Organization
Whitney Subordinated Debt Fund, L.P., is a Delaware limited partnership.  The sole general partner, Whitney General Partner, L.L.C., is a Delaware limited liability company.  All of the members of Whitney General Partner, L.L.C. are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
J. H. Whitney & Co. (IRS Identification No. 13-1534455), the sole general partner of which is Whitney General Partner, L.L.C. (the members of Whitney General Partner, L.L.C. are Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.

Citizenship or Place of Organization
J. H. Whitney & Co. is a New York limited partnership.  The sole general partner, Whitney General Partner, L.L.C., is a Delaware limited liability company.  All of the members of Whitney General Partner, L.L.C. are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 113,793

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 113,793

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.93%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share, of NMT Medical, Inc. NMT Medical is a Delaware corporation and its principal executive offices are located at 27 Wormwood Street, Boston, MA 02210. On July 14, 2005, Whitney Equity Partners, L.P. and Whitney Subordinated Debt Fund, L.P. transferred all of the shares of the Common Stock of NMT Medical, Inc. held by such partnerships to their limited partners on a pro rata basis.

Item 2.	Identity and Background

Whitney Equity Partners, L.P. (‘Equity Partners”) is a Delaware limited partnership with offices at 177 Broad Street, Stamford, CT 06901. The name and business address of the sole general partner of Equity Partners is J. H. Whitney Equity Partners, L.L.C., 177 Broad Street, Stamford, CT 06901. The names and business addresses of the members of J. H. Whitney Equity Partners, L.L.C. are as follows: Peter M. Castleman, William Laverack, Jr. and Daniel J. O’Brien, the business address of each of whom is 177 Broad Street, Stamford, CT 06901, and Michael R. Stone, the business address of whom is 1250 Prospect Street, La Jolla, CA 92037. The principal business of Equity Partners is that of a private investment fund. The principal business of J. H. Whitney Equity Partners, L.L.C. is that of the general partner of Equity Partners. The principal occupation or employment of each of the members of J. H. Whitney Equity Partners, L.L.C. is that of a member of the general partner of J. H. Whitney & Co., Equity Partners, Whitney Subordinated Debt Fund, L.P. and several other partnerships.

Whitney Subordinated Debt Fund, L.P. (‘Debt Fund”) is a Delaware limited partnership with offices at 177 Broad Street, Stamford, CT 06901. The name and business address of the sole general partner of Debt Fund is Whitney General Partner, L.L.C., 177 Broad Street, Stamford, CT 06901. The names and business addresses of the members of Whitney General Partner, L.L.C. are as follows: Peter M. Castleman, William Laverack, Jr. and Daniel J. O’Brien, the business address of each of whom is 177 Broad Street, Stamford, CT 06901, and Michael R. Stone, the business address of whom is 1250 Prospect Street, La Jolla, CA 92037. The principal business of Debt Fund is that of a private investment fund. The principal business of Whitney General Partner, L.L.C. is that of general partner of J. H. Whitney & Co. and Debt Fund. The principal occupation or employment of each of the members of Whitney General Partner, L.L.C. is that of a member of the general partner of J. H. Whitney & Co., Debt Fund, Equity Partners and several other partnerships.

J. H. Whitney & Co. is a New York limited partnership with offices at 177 Broad Street, Stamford, CT 06901. The name and business address of the sole general partner of J. H. Whitney & Co. is Whitney General Partner, L.L.C., 177 Broad Street, Stamford, CT 06901. The names and business addresses of the members of Whitney General Partner, L.L.C. are Peter M. Castleman, William Laverack, Jr. and Daniel J. O’Brien, the business address of each of whom is 177 Broad Street, Stamford, CT 06901, and Michael R. Stone, the business address of whom is 1250 Prospect Street, La Jolla, CA 92037. The principal business of J. H. Whitney & Co. is that of a private investment fund. The principal business of Whitney General Partner, L.L.C. is that of the general partner of J. H. Whitney & Co. and Debt Fund. The principal occupation or employment of each of the members of Whitney General Partner, L.L.C. is that of a member of the general partner of J. H. Whitney & Co., Equity Partners, Debt Fund and several other partnerships.

Neither Equity Partners, Debt Fund, J. H. Whitney & Co., J. H. Whitney Equity Partners, L.L.C., Whitney General Partner, L.L.C., nor any member of J. H. Whitney Equity Partners, L.L.C., or Whitney General Partner, L.L.C., has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Whitney Equity Partners, L.P. is a Delaware limited partnership. Its sole general partner, J. H. Whitney Equity Partners, L.L.C. is a Delaware limited liability company. All of the members of J. H. Whitney Equity Partners, L.L.C. are citizens of the United States.

Whitney Subordinated Debt Fund, L.P. is a Delaware limited partnership. Its sole general partner, Whitney General Partner, L.L.C. is a Delaware limited liability company. All of the members of Whitney General Partner, L.L.C. are citizens of the United States.

J. H. Whitney & Co. is a New York limited partnership. Its sole general partner, Whitney General Partner, L.L.C. is a Delaware limited liability company. All of the members of Whitney General Partner, L.L.C. are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction
The reporting persons have no present plans, and contemplate no present proposals, that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)

Equity Partners owns no shares of Common Stock; Debt Fund owns no shares of Common Stock; and J. H Whitney & Co. owns 113,793 shares of Common Stock (0.93% of the total outstanding). Each of Equity Partners and Debt Fund disclaims ownership of the shares of Common Stock owned by J. H. Whitney & Co.

(b) J. H Whitney & Co. has sole voting and dispositive power over the shares of Common Stock owned by it.
(c)

Except for the transfers by Equity Partners and Debt Fund to their limited partners as described in Item 1, no reporting person has reflected any transaction involving the Common Stock of the Issuer during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock owned by J. H. Whitney & Co.
(e) The reporting persons ceased to be the owner of more than 5% of the outstanding Common Stock of the Issuer on July 14, 2005.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Reference is made to the Exhibits to the original Schedule 13D filing by the reporting persons.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of Whitney Equity Partners, L.P., Whitney Subordinated Debt Fund, L.P. and J. H. Whitney & Co. certifies that the information set forth in this statement is true, complete and correct.

July 18, 2005
Date

WHITNEY EQUITY PARTNERS, L.P.
By:	J. H. Whitney Equity Partners, L.L.C.
General Partner

By: /s/ Daniel J. O’Brien
Signature
Daniel J. O’Brien
Member
Name/Title

WHITNEY SUBORDINATED DEBT FUND, L.P.
By:	Whitney General Partner, L.L.C.
General Partner

By: /s/ Daniel J. O’Brien
Signature
Daniel J. O’Brien
Member
Name/Title

J. H. WHITNEY & CO.
By:	Whitney General Partner, L.L.C.
General Partner

By: /s/ Daniel J. O’Brien
Signature
Daniel J. O’Brien
Member
Name/Title